December 5, 2025

AuguStar Variable Insurance Products Fund, Inc.

One Financial Way

Montgomery, Ohio 45242

RE:	AuguStar Variable Insurance Products Fund, Inc., File Nos: 2-67464, 811-3015

Dear Ladies and Gentlemen:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 115 to the Registration Statement, File Nos. 2-67464 and 811-3015 (the “Registration Statement”), of AuguStar Variable Insurance Products Fund, Inc. (the “Corporation”).

We have examined a copy of the Corporation’s Articles of Restatement, the Corporation’s Supplementary Articles, the Corporation’s By-laws, the Corporation’s record of the various actions by the Directors thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Corporation and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after Post-Effective Amendment No. 115 is effective for purposes of applicable federal and state securities laws, the shares of AVIP Bond Portfolio, AVIP BlackRock Balanced Allocation Portfolio, AVIP BlackRock Advantage International Equity Portfolio, AVIP Fidelity Institutional AM® Equity Growth Portfolio, AVIP AB Small Cap Portfolio, AVIP AB Mid Cap Core Portfolio, AVIP S&P 500® Index Portfolio, AVIP High Income Bond Portfolio, AVIP BlackRock Advantage Large Cap Value Portfolio, AVIP Nasdaq-100® Index Portfolio, AVIP BlackRock Advantage Large Cap Core Portfolio, AVIP BlackRock Advantage Small Cap Growth Portfolio, AVIP S&P MidCap 400® Index Portfolio, AVIP BlackRock Advantage Large Cap Growth Portfolio, AVIP Constellation Dynamic Risk Balanced Portfolio, AVIP AB Risk Managed Balanced Portfolio, AVIP Moderately Conservative Model Portfolio, AVIP Balanced Model Portfolio, AVIP Moderate Growth Model Portfolio, AVIP Growth Model Portfolio, AVIP Constellation Managed Risk Balanced Portfolio, AVIP Constellation Managed Risk Moderate Growth Portfolio, AVIP Constellation Managed Risk Growth Portfolio, AVIP Intech U.S. Low Volatility Portfolio and AVIP Core Plus Bond Portfolio (collectively, the “Portfolios”), each a class of the Corporation, if issued in accordance with the then current Prospectuses and Statements of Additional Information of the Portfolios, will be legally issued, fully paid and non-assessable.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 115 to the Registration Statement. This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent. This opinion is prepared for the Corporation and its shareholders and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

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